Mail Stop 3561

May 17, 2010

William E. Brown
Chairman and Chief Executive Officer
Central Garden & Pet Company
1340 Treat Boulevard
Suite 600
Walnut Creek, CA 64597

>   **Re: Central Garden & Pet Company**
>   **Form 10-K**
>   **Filed November 20, 2009**
>   **File No. 001-33268**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed December 30, 2009**
>   **File No. 001-33268**

Dear Mr. Brown:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K Filed November 20, 2009

Business, page 1

1. Please provide the disclosure required by Item 101(a)(1) of Regulation S-K.

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 23

2. Please provide the information required by Item 201(a)(1)(i) as well as Item 201(c) of
    Regulation S-K for your Class B stock, as applicable.

3. We note your statement at the bottom of page 25 where you repurchased
    approximately 1.6 million shares of common stock for approximately $19.3 million.
    However, you note elsewhere that you repurchased approximately 2.2 million shares
    of common stock for $19.3 million. Please clarify or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 28

4. We note your mention of Inflation on page 34. Please enhance this disclosure and
    provide the disclosure required by Item 303(a)(3)(iv) of Regulation S-K or tell us
    why you believe this disclosure is not necessary.

5. We note you have improved your operating performance in 2009 by focusing on your
    operating objectives which includes lowering expenses. We further note that your
    selling, general and administrative expenses decreased 3.5% in fiscal 2009 and 2.8%
    in 2008. You attribute the decrease in 2009 primarily to decreased selling and
    delivery expenses which you state was due "primarily to lower freight and fuel
    related costs and lower advertising and marketing costs." Please describe the reasons
    underlying these lower costs and discuss whether you expect this trend to continue
    and how it may impact your plans to expand, your available liquidity, or any other
    factors. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

6. We note that you have repurchased a significant amount of your outstanding stock
    over the past few years and that you have approximately $47 million available for
    purchase under your plan disclosed on page 25. It also appears that you intend to
    finance these purchases with the issuance of debt. Given these changes in your
    capital structure, we believe you should provide your investors with further insight
    into management's decisions concerning these significant stock repurchases and debt
    issuances. We remind you that MD&A is intended to enable your investors to see the
    company through the eyes of management and to provide the context within which
    your financial information should be analyzed. To achieve these objectives, we
    believe that your discussion of material changes in your capital structure should not
    only explain what changed, but should also analyze the underlying factors behind
    these changes, including how these changes fit into management's overall business
    plan. Please refer to SEC Release No. 33-8350, and tell us how you considered
    revising your MD&A narrative to address these concerns.

Note 12. Stock-Based Compensation, page 69

7. Please show us how to reconcile stock-based compensation expense for the years presented in the footnotes and statements of cash flows to amounts of stock-based compensation, restricted share activity and issuance of common stock presented in the statements of shareholders' equity.

Definitive Proxy Statement on Schedule 14A Filed December 30, 2009

Executive Compensation, page 9

Allocation and Amount, page 10

8. In the first sentence on page 11, we note your statement that your use of "relative weights of base salary, annual bonus and long-term equity compensation are based on a subjective determination by the Compensation Committee…as well as the prevalence, weight and value of these elements for executives at other companies." Please clarify the nature and extent of subjective discretion exercised by your Compensation Committee. Please discuss if the Compensation Committee exercised its discretion in 2009 to adjust compensation, and if so, whether the adjustment applied to one or more of your specified named executive officers and to which elements of pay. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Salary, page 11

9. We note that Mr. Brown received a 56.3% raise in his salary in 2009 based on an analysis prepared by Towers Perrin and to bring his compensation closer to "market norms." We also note that you used "market norms" to determine salaries for Messrs. Fleischer and Blade. We further note that all other named executive officers underwent a (13.9)-3.7% salary adjustment. Please elaborate further on the "market norms" and the analysis prepared by Towers Perrin which you used to increase Mr. Brown's salary and set Messrs. Fleischer and Blade's salary; if you are referring to the "mid-range of compensation paid the peer group," as you indicate on page 10, please make that clear. Please see Item 402(b)(2)(ix) and Instruction (2) to Item 402(b) of Regulation S-K.

10. We note your statement on page 10 that your Compensation Committee targeted a total annual compensation for Mr. Brown ranging from $2.0 – 2.5 million with a "significant majority" of such compensation to be at risk depending on the Company's financial performance. We also note a similar statement on page 11 stating your Compensation Committee targets "substantially more than half" of Mr. Brown's compensation to be at-risk. We note Mr. Brown's total compensation for

2009 was approximately $1.26 million and his base salary consisted of approximately half his total compensation amount. Please clarify the discrepancy between the Compensation Committee's intent of targeting total annual compensation as being significantly comprised of at risk compensation and Mr. Brown's actual compensation for 2009. Please also clarify how the Compensation Committee targeted Mr. Brown's annual compensation range of $2.0 – 2.5 million.

Annual Bonus, page 12

11. In the first sentence of the second paragraph on page 12, we note your statement "[w]hen determining the amount of cash bonuses, the Committee generally considers the Company's revenue, EBIT, earnings per share and working capital levels but may consider other or different factors in any given year." We further note your statement in the second to last paragraph on page 12 where you state "[i]n determining whether to award bonuses…for fiscal 2008, the Committee considered specific elements…including revenue, EBIT and earnings per share." These statements appear inconsistent with your statement in the final paragraph on page 12 stating that the Compensation Committee considered the following factors in "totality" when determining target bonus percentage: "sales increased approximately 2% year over year, the Company's diluted earnings per share…increased from $0.45 in fiscal 2007 to $0.47 in fiscal 2008…and the Company's stock price fell considerably." We further note your statement that "[b]ecause of the subjective element involved, the financial metrics considered and the bonuses paid in one year may not be representative of what may have been paid in prior years or may be paid in future years." Please tell us specifically what metrics the Compensation Committee used in determining target and actual bonuses for fiscal 2008. Please also tell us:

- If the Compensation Committee considered additional metrics when it determined 2008 bonus amounts,
- If the Compensation Committee considered the Company's growth in these metrics or if they also considered trends in these metrics within your industry,
- How you calculate sales,
- How you calculate EBIT,
- If and to what extent the Compensation Committee considered subjective elements, and
- If the Compensation Committee considered or evaluated any other factors to determine cash bonus amounts.

12. We note your indication that the Compensation Committee selected a target percentage for Mr. Brown to reflect his position as Chief Executive Officer. Please explain why setting a percentage reflects this role when, last year you indicated that the Compensation Committee determined not to set one because it "believed that his compensation should be principally linked to the equity performance of the Company to align his interest with the long-term interest of the Company's stockholders."

13. We note your statement on page 13 that you will report fiscal year 2009 cash bonus determinations, if any, in a Form 8-K once decisions are made in early 2010. We note you filed a Form 8-K on January 21, 2010 stating performance targets for the performance-based options have been met. Please disclose whether or not you plan on paying any cash bonuses for fiscal year 2009.

Stock Options, page 13

14. We note that - due to confidentiality - you have not disclosed target amounts for performance-based vesting for stock options granted to executive officers. Please provide enhanced disclosure as to why you believe that competitive harm would result with respect to disclosure of these targets and disclose how difficult or likely it will be going forward to achieve the target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Nonqualified Deferred Compensation, page 20

15. The name Michael A. Reed appears twice in the Nonqualified Deferred Compensation table while Glen R. Flesicher's name is missing. Please clarify or revise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of
your filing or in response to our comments on your filing.

You may contact Anthony Watson at (202) 551-3318 or William Thompson at (202)
551-3344 if you have questions regarding comments on the financial statements and related
matters. Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Mara Ransom,
Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director